Exhibit 99.1

[Translation]

Security Code: 6764

February 14, 2011

Seiichiro Sano Executive Director & President SANYO Electric Co., Ltd. 5-5, Keihan-Hondori 2-chome Moriguchi City, Osaka, JAPAN

To the Shareholders:

Notice of Extraordinary General Meeting of Shareholders

Notice is hereby given that an Extraordinary General Meeting of Shareholders of the Company shall be convened at the place and date given below. Your attendance is cordially requested.

If you are not attending the meeting in person, you may exercise your voting rights in writing. Please read the Reference Materials (“Reference Materials”) attached hereto, indicate your approval or disapproval answers for the bills on the enclosed voting form, and return the form so that it will reach us by no later than 5:30 p.m. on Thursday, March 3, 2011.

NOTES

1. Date:	Friday, March 4, 2011, at 10:00 a.m.
2. Place:	The Main Hall in the Umeda Arts Theater
19-1, Chaya-machi, Kita-ku, Osaka

3. Agenda of the Meeting:

Agenda

Bill No. 1	Approval of the Share Exchange Agreement between the Company and Panasonic Corporation
Bill No. 2	Partial Revisions to the Articles of Incorporation

# # #

[End of Document]

•

If you plan to attend the meeting in person, please be aware that the reception desk is expected to become very busy immediately before the meeting, so please try to arrive at the meeting venue early. (The time of commencement of acceptance is 8:45 a.m.)

•	If you attend the meeting in person, you are cordially requested to hand in the enclosed voting form at the reception desk of the meeting venue.

If amendments are made to the Reference Materials, please note that the amended contents will be posted on our website (http://sanyo.com/ir/jp/).

REFERENCE MATERIALS

Bill No. 1:    Approval of the Share Exchange Agreement between the Company and Panasonic Corporation

The Company and Panasonic Corporation (“Panasonic”) resolved to conduct a share exchange (the “Share Exchange”) in order to make Panasonic a wholly-owning parent company and the Company a wholly-owned subsidiary at a meeting of each respective company’s Board of Directors held on December 21, 2010, and a share exchange agreement (the “Share Exchange Agreement”) was executed between the Company and Panasonic on the same day.

In connection with this, we hereby request you to approve the Share Exchange Agreement.

The effective date of the Share Exchange is scheduled to be April 1, 2011. Also, Panasonic plans to implement the Share Exchange in the form of a summary share exchange (kani kabushiki kokan) pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining approval by resolution of a general meeting of its own shareholders.

If this Bill is approved, Panasonic will become the wholly-owning parent company of the Company as of April 1, 2011, which is the effective date of the Share Exchange. Also, the Company will become the wholly-owned subsidiary of Panasonic, and shares of the Company are scheduled to be delisted as of March 29, 2011 (the last trading date of the shares is scheduled to be March 28, 2011).

1. Reasons for Conducting Share Exchange

Panasonic conducted a tender offer (the “Tender Offer”) targeting all shares of the Company (excluding the treasury shares held by the Company) from August 23, 2010, to October 6, 2010, in order to make the Company its wholly-owned subsidiary. As a result, as of December 21, 2010, Panasonic holds 4,973,778,473 shares of the Company, which equates to 80.77% of the shareholding percentage of issued shares of the Company. Since Panasonic failed to acquire all shares of the Company through the Tender Offer, the Company and Panasonic have decided to make the Company a wholly-owned subsidiary of Panasonic through the Share Exchange.

Since its establishment in 1918, Panasonic has been conducting business broadly in the electronics industry, guided by its basic management philosophy, which states that “the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities.” On the other hand, the Company has been developing its activities, such as manufacturing, sales, maintenance and services, in the Energy Business Segment, Electronic Device Business Segment, Digital System Business Segment, Commercial Business Segment, Consumer Electronics Segment and Other Business Segment, and, under the management philosophy, “We are committed to becoming an indispensable element in the lives of people all over the world,” and has been striving to increase customer value. Notably, the Company has a large global market share and high level of technology on a global scale, and is well-established as a leading global company with respect to the consumer lithium-ion battery business. In addition, with respect to the lithium-ion battery business for Hybrid Electric Vehicles (HEV) and Electric Vehicles (EV), an area in which rapid market growth is expected in the future, co-development with domestic and foreign car makers is being implemented. As well as addressing development and commercialization of a much more sophisticated system, the Company completed and introduced a new commercial production line. Also, in the photovoltaic systems business, the Company is promoting an increase in production capacity for the HIT (crystalline silicon) solar cell, which is the top-selling photovoltaic product, by constructing new plants in order to meet growing demand.

Under these circumstances, the Company and Panasonic, with the objective of overcoming a harshly competitive global environment, aiming to maximize the corporate values of both the Company and Panasonic, executed a capital and business alliance agreement in December 2008, the major content of which was to make the Company a subsidiary of Panasonic and to form a business alliance between the Company and Panasonic. Thereafter, Panasonic implemented a tender offer for the Company’s shares, and made the Company a consolidated subsidiary of Panasonic in December 2009.

As a result, the Panasonic Group has become a company group with further reach and expertise in the electronics industry with 6 segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, and Other, as well as SANYO.

In January 2010, Panasonic announced the Annual Management Policy Fiscal 2011 for the new Panasonic Group, and set out the vision of becoming the “No. 1 Green Innovation Company in the Electronics Industry” towards 2018, the 100th anniversary of its foundation. Furthermore, in May 2010, Panasonic announced its three-year midterm management plan called “Green Transformation 2012” (“GT12”), which is the first step toward realizing the above vision.

Under GT12, the entire Panasonic Group will make group-wide efforts to shift its paradigm for growth and to lay a foundation to become a Green Innovation Company, while integrating its contribution to the environment and business growth. By the time this plan is completed, the Panasonic Group should be a company filled with significant growth potential. In particular, Panasonic will drastically shift its management resources to energy systems, heating/refrigeration/air conditioning, network AV, healthcare, security, and LED, as the group’s 6 key business areas. With regard to these business areas, Panasonic expects energy systems, heating/refrigeration/air conditioning, and network AV to be the core businesses of the group and to drive sales and revenues of all group companies, and Panasonic intends to significantly develop the 3 business areas of healthcare, security, and LED as the next-generation key businesses. Furthermore, with those businesses as the core of Panasonic’s businesses, the Panasonic Group will pursue a form of growth unique to it, through the provision of “comprehensive solutions for the entire home, the entire building, and the entire town.”

Also, the Company, sharing the vision as the Panasonic Group and the concept of GT12, formulated and announced its new midterm management plan in May, 2010. In this midterm management plan of the Company, the Company clearly states that it will aim to “establish the foundation for a highly profitable company by demonstrating synergy,” and that it will, in addition to further strengthening the management culture aiming to improve profitability, accelerate concentrated investment of its management resources to the energy business and enhance the competitiveness of profitable businesses in order to establish continuous competitive superiority. In particular, in the solar cell business that is included in the energy systems, one of the 6 key business areas of the Panasonic Group, the Company will make aggressive investments for the purpose of increase in production of cells and modules, and will accelerate the development of next generation solar cells so as to become, in fiscal 2013, the No. 1 player in the domestic market and to become, in fiscal 2016, one of the top 3 players in the global market. Also, the Company has a policy of firmly maintaining its world leading status in the consumer rechargeable battery business by increasing sales in existing uses and developing new uses. Furthermore, in the HEV and EV business (rechargeable batteries for eco cars), the Company aims to gain a 40% global market share in fiscal 2021.

In addition, after Panasonic made the Company its consolidated subsidiary, the Company and Panasonic set up the “Collaboration Committee,” and have considered specific measures to generate synergies. As a result, Panasonic and the Company established a goal to generate synergies for over 80 billion yen in the group’s operating profit, in fiscal 2013, through various measures such as strengthening the group-wide sales network in the solar cell business, and optimizing their strengths to the fullest extent in the lithium-ion battery business. The contents of these measures are incorporated in GT12.

Although the Company and Panasonic have already shared a management strategy as group companies and have implemented various collaborative measures, including sales of the HIT solar cells through Panasonic’s sales channels on a full-fledged scale starting from July 2010, the business environment surrounding the Panasonic Group continues to change dramatically and rapidly. While business expansion opportunities have been presented by the rapidly expanding environment-related and energy-related markets and the burgeoning emerging markets, competition with Korean, Taiwanese and Chinese companies as well as Japanese, U.S. and European companies, etc. has intensified not only in the Digital AVC Networks segment, but also in the fields of rechargeable battery, solar cell and electric vehicle-related business, etc. It has become difficult for companies to prevail over the global competition in the expanding market without speeding up the strategy execution and implementing all measures to demonstrate further group-wide potential.

In such circumstances, taking the proposal of Panasonic as an opportunity, the Company and Panasonic have, since around the end of June 2010, continuously discussed and considered various measures to further increase the corporate value of both companies. As a result, the Company and Panasonic came to the conclusion that realizing the acceleration of decision-making and maximization of the group synergies by making the Company a wholly-owned subsidiary of Panasonic through the Tender Offer and transactions thereafter and accelerating efforts toward becoming the “No. 1 Green Innovation Company in the Electronics Industry” are significantly beneficial, not only to expand the corporate value of the Company but also to expand the corporate value of the entire Panasonic Group. Along with such discussions and considerations, Panasonic has been discussing and considering with Panasonic Electric Works Co., Ltd. (“Panasonic Electric Works”), a consolidated subsidiary of Panasonic, and has come to the conclusion that making Panasonic Electric Works a wholly-owned subsidiary of Panasonic is highly beneficial not only to expand the corporate value of Panasonic Electric Works but also to expand the corporate value of the entire Panasonic Group.

Furthermore, in July 2010, the three companies—Panasonic, Panasonic Electric Works and the Company—decided to pursue a plan of Panasonic’s acquisition of all shares of Panasonic Electric Works and the Company in order to make them wholly-owned subsidiaries of Panasonic (the “Acquisition of All Shares of the Subsidiaries”) by around April, 2011, and made an announcement thereof.

In the future, Panasonic, Panasonic Electric Works and the Company will pursue the establishment of the new Panasonic Group, under which the three companies will be genuinely integrated, and will make efforts to (i) maximize value creation by strengthening contacts with customers, (ii) realize speedy and lean management, and (iii) accelerate growth businesses by boldly shifting management resources.

Furthermore, in order to realize these objectives, the Panasonic Group’s business organization is scheduled to be restructured by around January 2012. From the perspective of “maximization of customer value,” the basic policy of such restructuring is to integrate and reorganize the business and marketing divisions of the three companies into three business sectors: “Consumer,” “Components and Devices” and “Solutions,” and to design optimal business models that are most suitable for the character of each business. Panasonic will make efforts to establish a business organization under which it can effectively compete against global competitors in each business and in each industry.

The direction of the reorganization of each business sector will be as follows:

•	Consumer business sector:

The Panasonic Group will reorganize its marketing function on a global basis. Under the reorganization, the Panasonic Group will enhance the function of its frontline business and accelerate the creation of customer-oriented products. Also, the Panasonic Group will work to strengthen, among others, its overseas consumer business by strategically distributing its marketing resources in Japan and overseas.

•	Components and Devices business sector:

The Panasonic Group will strengthen the cooperation among the development, production and sales functions for each component and device having a common business model. By combining marketing and technology, the Panasonic Group will strengthen its “proposal”-style business, which foresees the potential needs of customers and aim to expand the business as an independent business that does not rely on internal needs. Particularly in this business sector, the Panasonic Group will continue to make maximum use of the strengths of the Company, such as its rechargeable batteries business and solar business, as well as its customer network.

•	Solutions business sector:

The Panasonic Group will unify the development, production and sales functions for each solution for business customers. The Panasonic Group aims to offer the most suitable products, services and solutions as quickly as possible, grasping customers’ needs in as timely a fashion as possible. In addition, the “comprehensive solutions for the entire home, the entire building and the entire town” that encompass these solutions will be accelerated. Particularly in this business sector, the Panasonic Group will continue to make maximum use of the strength and customer network of Panasonic Electric Works.

In addition to the reorganization, the head office will aim for a “lean and speedy” global head office by strengthening its strategic functions, while integrating and streamlining the three companies’ organizations.

Further, together with this reorganization, Panasonic Group will consider integrating “SANYO” brands, in principle, into “Panasonic” in the future. However, “SANYO” will continue to be partially utilized, depending on the particular business or region.

Panasonic believes that the Acquisitions of All Shares of the Subsidiaries and business reorganization mentioned above will promote the integration of the three companies’ advantages and the “proposal” capabilities for “comprehensive solutions,” and will enable a rapid increase in global competitiveness especially in the “energy systems,” “heating/refrigeration/air conditioning” and “network AV” business, which are indicated in GT12 as core businesses to lead sales and profits of the entire group companies. Also, in each business such as “healthcare,” “security,” and “LED,” which is positioned as the “key business for the next generation”, Panasonic will make efforts to accelerate the growth of such business by combining the capacities of the three companies for research and development as well as market development.

Additionally, Panasonic intends to realize further reinforcement of management structure and cost competitiveness through business integration and unification of the business sites of the three companies, and through optimizing and streamlining the head office organization.

Through these measures, Panasonic aims to ensure the achievement of the targets of the midterm management plan, GT12, which Panasonic announced in May 2010: “10 trillion yen in sales, 5 percent or more in operating profit to sales ratio, 10 percent in ROE, a three-year accumulative total of over 800 billion yen in free cash flow, and 50 million ton reduction in CO2 emissions compared to the estimated amount of emissions (using the fiscal year ended March 2006 as the base)” targeted for the fiscal year ending March 2013, and further aims to exceed these targets.

2. Outline of Content of Share Exchange Agreement

The content of the Share Exchange Agreement executed on December 21, 2010, between the Company and Panasonic is as follows:

SHARE EXCHANGE AGREEMENT (Copy)

Panasonic Corporation (“Panasonic”) and SANYO Electric Co., Ltd. (“SANYO”) hereby execute this share exchange agreement (this “Agreement”) as set forth herein.

Article 1	(Share Exchange)

Panasonic and SANYO shall implement the share exchange (the “Share Exchange”) in accordance with the provisions of this Agreement, whereby Panasonic shall become SANYO’s wholly-owning parent company in the share exchange and SANYO shall become Panasonic’s wholly-owned subsidiary in the share exchange.

Article 2	(Trade Names and Addresses of Wholly-Owning Parent Company in Share Exchange and Wholly-Owned Subsidiary in Share Exchange)

The trade names and addresses of Panasonic and SANYO are as follows, respectively.

Panasonic (wholly-owning parent company in the share exchange)

Trade name:	Panasonic Corporation

Address:	1006, Oaza Kadoma, Kadoma City, Osaka

SANYO (wholly-owned subsidiary in the share exchange)

Trade name:	SANYO Electric Co., Ltd.

Address:	5-5, Keihan-Hondori 2-Chome, Moriguchi City, Osaka

Article 3	(Shares to be Delivered upon Share Exchange and Allotment Thereof)

1.	Upon the Share Exchange, Panasonic shall deliver to the shareholders of SANYO (excluding Panasonic), as money or other assets in exchange for common stock of SANYO held by such shareholders, the number of shares of common stock of Panasonic calculated by multiplying the total number of shares of common stock of SANYO held by shareholders of SANYO (excluding Panasonic) at the time immediately preceding the time Panasonic acquires all of the issued shares of SANYO through the Share Exchange (the “Base Time”) by 0.115.

2.	With respect to the allotment of shares of common stock of Panasonic that shall be delivered pursuant to the provisions of the immediately preceding paragraph, shares of common stock of Panasonic shall be allotted to the shareholders of SANYO at the Base Time (excluding Panasonic) at the ratio of 0.115 shares of common stock of Panasonic for each share of common stock of SANYO held by such shareholders.

3.	If the number of shares of common stock of Panasonic that shall be allotted and delivered to each shareholder of SANYO in accordance with the two immediately preceding paragraphs includes any fractions of less than one share, Panasonic shall deal with such fractions pursuant to the provisions of Article 234 of the Company Law.

Article 4	(Amount of Stated Capital and Reserves of Wholly-Owning Parent Company in Share Exchange)

The amount of the increases in the stated capital and reserves of Panasonic upon the Share Exchange are as follows:

The amount of stated capital to be increased:

0 yen

The amount of capital reserves to be increased:

the minimum amount required to be increased pursuant to the provisions of laws and regulations.

The amount of legal reserves to be increased:

0 yen

Article 5	(Effective Date)

The date on which the Share Exchange becomes effective (the “Effective Date”) shall be April 1, 2011; provided, however, that the parties may, upon consultation and agreement with each other, change such date, if necessary.

Article 6	(Shareholders’ Meeting Approving Share Exchange Agreement)

1.	Pursuant to the provisions of Article 796, Paragraph 3, the main clause of the Company Law, Panasonic shall implement the Share Exchange without obtaining the approval of this Agreement by a resolution of the shareholders’ meeting as stipulated in Article 795, Paragraph 1 of the Company Law; provided, however, that if, pursuant to the provisions of Article 796, Paragraph 4 of the Company Law, the approval of this Agreement by the shareholders’ meeting of Panasonic becomes necessary, Panasonic shall obtain approval of this Agreement at the shareholders’ meeting by the day immediately preceding the Effective Date.

2.	SANYO shall obtain the approval of this Agreement by the shareholders’ meeting stipulated in Article 783, Paragraph 1 of the Company Law by the day immediately preceding the Effective Date.

Article 7	(Management of Company Assets)

1.	During the period after the execution of this Agreement and before the Effective Date, Panasonic and SANYO shall perform their respective businesses, and manage and operate their respective assets with the due care of a prudent manager, and unless otherwise provided for in this Agreement, Panasonic and SANYO shall consult and agree with each other before taking any action that could materially affect their assets or rights and obligations.

2.	In accordance with a resolution of the meeting of the Board of Directors that will be held by the day immediately preceding the Effective Date, SANYO shall cancel, by the Base Time, all of its treasury shares held by SANYO and those to be held by SANYO by the Base Time (including the treasury shares to be acquired on the Effective Date through the exercise of the dissenters’ appraisal right in connection with the Share Exchange).

3.	Panasonic will acquire all of the issued shares of Panasonic Electric Works Co., Ltd. through the share exchange in which Panasonic shall become the wholly-owning parent company in the share exchange and Panasonic Electric Works Co., Ltd. shall become the wholly-owned subsidiary in the share exchange, and which shall become effective on April 1, 2011, in accordance with the share exchange agreement scheduled to be executed between Panasonic and Panasonic Electric Works Co., Ltd. on December 21, 2010. SANYO acknowledges this fact.

Article 8	(Change of Terms and Conditions of Share Exchange and Cancellation of Share Exchange)

If, during the period after the execution of this Agreement and before the Effective Date, (i) a material change occurs in the financial conditions or management conditions of Panasonic or SANYO, (ii) a situation arises or is discovered that materially obstructs the implementation of the Share Exchange, or (iii) some other situation arises that makes it significantly difficult to achieve the purpose of this Agreement, Panasonic and SANYO may, upon consultation, change the contents of this Agreement such as the terms and conditions of the Share Exchange or cancel the Share Exchange.

Article 9	(Validity of this Agreement)

This Agreement shall cease to have any effect if this Agreement is not approved at the shareholders’ meeting of Panasonic provided for in Article 6 hereof (only in the case where, pursuant to the provisions of Article 796, Paragraph 4 of the Company Law, the approval of this Agreement at the shareholders’ meeting of Panasonic is required) or not approved at the shareholders’ meeting of SANYO, or if any of the approvals from regulatory authorities that are required by laws and regulations, for the implementation of the Share Exchange, is not obtained, by the day immediately preceding the Effective Date.

Article 10	(Matters for Consultation)

In addition to the matters set forth in this Agreement, matters not provided for in this Agreement and any other matters necessary with respect to the Share Exchange shall be determined upon consultation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, each of Panasonic and SANYO retains one (1) original hereof.

December 21, 2010

Panasonic:	1006, Oaza Kadoma, Kadoma City, Osaka
Panasonic Corporation
Fumio Ohtsubo [Seal]
President, Member of the Board

SANYO:	5-5, Keihan-Hondori 2-Chome, Moriguchi City, Osaka
SANYO Electric Co., Ltd.
Seiichiro Sano [Seal]
President, Member of the Board

3. Matters concerning Suitability of Exchange Considerations

(1)	Matters concerning Suitability of Total Number or Total Amount of Exchange Considerations

0.115 shares of common stock of Panasonic will be allotted and delivered for each share of the Company upon the Share Exchange.

(i)	Basis of Calculation

In order to ensure the fairness and the appropriateness of the share allotment ratio concerning the Share Exchange (the “Share Exchange Ratio”), the Company and Panasonic, respectively and separately, decided to request a third-party valuation institution, independent of both companies, to calculate the share exchange ratio. The Company appointed both ABeam M&A Consulting Ltd. (“ABeam M&A Consulting”) and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley”) as the third-party valuation institutions, and Panasonic appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as the third-party valuation institution.In the valuation of the shares of Panasonic, ABeam M&A Consulting adopted the market price analysis, the similar companies comparison analysis, which is capable of taking into account profitability, etc. of similar listed companies, and discounted cash flow analysis (the “DCF Analysis”), which is capable of reflecting the state of future business operations in the assessment, for the calculation. In the market price analysis, using December 17, 2010, as the calculation base date, ABeam M&A Consulting adopted the respective average closing share prices and volume weighted average prices for the period commencing on the business day immediately following July 29, 2010 on which the press release by Panasonic titled “Panasonic Announces Commencement of Tender Offer for Shares of Common Stock of SANYO” was released, the most recent 3 month-period, the most recent 1 month-period, and the closing share price on the base date of the shares of Panasonic on the first section of the Tokyo Stock Exchange.

In the valuation of the shares of the Company, ABeam M&A Consulting conducted a close investigation for the period from the consummation of the Tender Offer to the execution of the Share Exchange Agreement as to whether any events that may materially affect the share value of the Company had occurred on or after July 29, 2010, which is the date on which the share price of the Company was calculated based on the purchase price of the Tender Offer. As a result, ABeam M&A Consulting concluded that there were no particular facts that affected the share value of the Company beyond the assumption and valuation as of July 29, 2010, and adopted 138 yen as the per share value of the shares of the Company, which is the same as the purchase price in the Tender Offer.

The following shows the assessment ranges that were derived from each calculation method, when the share value per share of Panasonic is set at 1.

Assessment method	Calculation results of share exchange ratio
Market price analysis	0.115-0.120
Similar companies comparison analysis	0.061-0.105
DCF Analysis	0.038-0.063

ABeam M&A Consulting was provided with materials and information regarding the financial information and the business plan, etc., of the Company and Panasonic and, under certain assumptions, calculated the share exchange ratio of the Share Exchange based on that information. Upon the request from the Board of Directors of the Company, ABeam M&A Consulting submitted the written opinion (fairness opinion) dated December 20, 2010 to the Board of Directors of the Company. The written opinion (fairness opinion) stated that the Share Exchange Ratio is fair from a financial point of view to the shareholders of the Company other than Panasonic, etc. (meaning “Controlling Shareholders and other parties set forth in the Enforcement Regulations” as defined in Article 441-2 of the Tokyo Stock Exchange’s Securities Listing Regulations, including Panasonic; “Panasonic, Etc.”).

In the respective valuation of both the Company and Panasonic, Mitsubishi UFJ Morgan Stanley analyzed the Share Exchange Ratio, comprehensively taking into account the result of analyses based on Historical Share Exchange Ratio Analysis, Comparable Company Analysis, Precedent Transaction Analysis, and Discounted Cash Flow Analysis (the “DCF Analysis”). In Historical Share Exchange Ratio Analysis, Mitsubishi UFJ Morgan Stanley adopted the implied ranges of the share exchange ratio based on: (i) using December 17, 2010 as a record date (the “Record Date 1”), the respective average closing share prices on the Tokyo Stock Exchange during each of the 3 month-period and 1 month-period prior to and including the Record Date 1 and the closing share price of the Record Date 1, and (ii) using July 28, 2010 as another record date (the “Record Date 2”), which is the last trading day prior to July 29, 2010 on which the press release titled “Panasonic Announces Commencement of Tender Offer for Shares of Common Stock of SANYO” was released, the respective average closing share prices on the Tokyo Stock Exchange during each of the 3 month-period and 1 month-period prior to and including the Record Date 2 and the closing share price of the Record Date 2.

The following shows the outline of the calculation results of the share exchange ratio in the Share Exchange conducted by Mitsubishi UFJ Morgan Stanley (the following shows the assessment ranges derived from each calculation method when the share value per share of Panasonic is set at 1).

Assessment method	Calculation results of share exchange ratio
Historical Share Exchange Ratio Analysis (Record Date 1)	0.110-0.123
Historical Share Exchange Ratio Analysis (Record Date 2)	0.095-0.115
Comparable Company Analysis	0.032-0.071
Precedent Transaction Analysis	0.103-0.136
DCF Analysis	0.027-0.053

Based on the request from the Board of Directors of the Company, Mitsubishi UFJ Morgan Stanley rendered its written opinion (fairness opinion) dated December 20, 2010 to the Company’s Board of Directors which opined that the Share Exchange Ratio is, based on and subject to certain assumptions, limitations and qualifications stated therein, fair from a financial point of view to the shareholders of the Company other than Panasonic.

On the other hand, in the valuation of Panasonic, as shares of Panasonic are listed on the financial instruments exchange and a market share price exists, Nomura Securities adopted average market price analysis for the calculation (in consideration of various conditions, with December 20, 2010, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the period from October 8, 2010 (the business day immediately following the day on which Panasonic released the press release titled “Panasonic Announces Withdrawal of Shelf Registration in Japan for Future Equity Offerings”) to the calculation base date; the period from November 1, 2010 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for the Second Quarter of Fiscal Year ending March 2011”) to the calculation base date; the most recent 1 month-period from November 22, 2010 to the calculation base date; the 5 business days from December 14, 2010 to the calculation base date; and the closing share price on the base date of the shares of Panasonic on the first section of the Tokyo Stock Exchange).

In the valuation of the Company, as shares of the Company are listed on the financial instruments exchange and a market share price exists, the average market price analysis (in consideration of various conditions, with December 20, 2010, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the period from October 8, 2010 (the business day immediately following the day on which Panasonic released the press release titled “Panasonic Announces Withdrawal of Shelf Registration in Japan for Future Equity Offerings”) to the calculation base date; the period from November 1, 2010 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for the Second Quarter of Fiscal Year ending March 2011”) to the calculation base date; the most recent 1 month-period from November 22, 2010 to the calculation base date; the 5 business days from December 14, 2010 to the calculation base date; and the closing share price on the base date of the shares of the Company on the first section of the Tokyo Stock Exchange) was adopted for the calculation. In addition, as there are several comparable listed companies for which comparison to the Company is possible, and analogical inference of share value is possible through comparable company analysis, the comparable company analysis was adopted for the calculation. Furthermore, in order to take into account the state of future business operations in the assessment, the discounted cash flow analysis (the “DCF Analysis”) was adopted for the calculation.

The following shows the assessment ranges when the share value per share of Panasonic is set at 1.

Assessment method	Calculation results of share exchange ratio
Average market price analysis	0.113-0.117
Comparable company analysis	0.033-0.089
DCF Analysis	0.093-0.191

Analyzing the facts, various conditions and the results of the Tender Offer conducted prior to the Share Exchange, Nomura Securities submitted to Panasonic the written opinion (fairness opinion) dated December 21, 2010, stating that the Share Exchange Ratio is proper for Panasonic from a financial viewpoint.

(ii) Process of Calculation

The Company and Panasonic have referred to and carefully reviewed the calculation results of the share exchange ratio submitted by their respective third-party valuation institutions, and continuously negotiated and consulted with each other on the valuation of shares of the Company based on the same price as the purchase price of the Tender Offer, taking into account various conditions and results of the Tender Offer conducted prior to the Share Exchange, market share price level of shares of Panasonic and other various factors. As a result, the Company and Panasonic came to a decision that the Share Exchange Ratio is proper and does not undermine the interests of their respective shareholders. Therefore, the Company and Panasonic executed the Share Exchange Agreement between themselves based on the resolutions of the Board of Directors meetings of the Company and Panasonic held on December 21, 2010, with respect to the implementation of the Share Exchange based on the Share Exchange Ratio.

In accordance with the Share Exchange Agreement, the Share Exchange Ratio may be subject to change upon the consultation between the Company and Panasonic in the case of any material changes to the conditions that are the bases of the calculation.

(iii)	Relationship with Valuation Institution

All of ABeam M&A Consulting and Mitsubishi UFJ Morgan Stanley, which are acting as third-party valuation institutions of the Company, and Nomura Securities, which is acting as a third-party valuation institution of Panasonic, are valuation institutions independent of the Company and Panasonic, are not related parties, and do not have any material interest to be noted in connection with the Share Exchange.

(2)	Reasons for Choosing Common Shares of Panasonic as Exchange Considerations

The Company and Panasonic chose common shares of Panasonic, which is the wholly-owning parent company in the share exchange, as exchange considerations for the Share Exchange concerning the common shares of the Company.

The Company chose shares of Panasonic as exchange considerations for the Share Exchange after taking into account various facts, including (i) since the shares of Panasonic are listed on the first section of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”), the first section of Osaka Securities Exchange Co., Ltd. (the “Osaka Securities Exchange”), the first section of Nagoya Stock Exchange, Inc. (the “Nagoya Stock Exchange”) and the New York Stock Exchange, liquidity will continue to be provided, therefore trading opportunities will have been ensured; and (ii) shareholders of the Company who receive shares of Panasonic as exchange considerations can enjoy the benefit from the integration effect introduced by making the Company a wholly-owned subsidiary through the Share Exchange.

(3)	Matters concerning Considerations with respect to Not Undermining the Interests of the Company’s Shareholders

Since Panasonic already owns 80.77% of the number of issued shares of the Company, in implementing the Share Exchange, the Company has taken the following measures to ensure the fairness of the Share Exchange, and to avoid conflict of interests:

(i)	Acquisition of Share Valuation Reports from an Independent Third-party Valuation Institution

In implementing the Share Exchange, the Company requested ABeam M&A Consulting and Mitsubishi UFJ Morgan Stanley separately, acting as third-party valuation institutions, to calculate the share exchange ratio, and the Company negotiated and consulted with Panasonic using the result of the calculation as a reference, and resolved to implement the Share Exchange based on the Share Exchange Ratio at the Board of Directors meeting held on December 21, 2010. The Company received the written opinion (fairness opinion) dated December 20, 2010 from ABeam M&A Consulting, stating that the Share Exchange Ratio is fair for the shareholders of the Company other than Panasonic, Etc. from a financial viewpoint. The Company also received the written opinion (fairness opinion) dated December 20, 2010 from Mitsubishi UFJ Morgan Stanley stating that the Share Exchange Ratio is fair for the shareholders of the Company other than Panasonic from a financial viewpoint.

(ii)	Advice from a Law Firm

The Company appointed Seiwa Law Office and Mori Hamada & Matsumoto as its legal advisors, and received advice on the appropriate procedures and responses, etc. for the Share Exchange from a legal perspective.

(iii)	Establishment of the Independent Committee and its Reports

The Board of Directors of the Company resolved to establish an independent committee (the “Independent Committee”) consisting of outside experts independent of the Company and Panasonic to ensure the transparency, reasonableness, impartiality and fairness of the Share Exchange. The Board of Directors of the Company consulted with the Independent Committee on (i) whether fairness of the process used to determine the share exchange ratio etc., concerning the Share Exchange has been ensured, and (ii) whether the Share Exchange has given full consideration to the interest of the shareholders of the Company other than Panasonic, Etc. through fair procedures. Mr. Yasuhiro Kawaguchi (Professor and Dean of the Faculty of Law of Doshisha University), Mr. Kiyoshi Seki (Lawyer of Miyazaki Law Firm), and Mr. Ryuichi Hirata (Certified Public Accountant and Partner of Ernst & Young ShinNihon LLC) have been appointed as 3 members of the Independent Committee.

The meetings of the Independent Committee were held 7 times in total from November 8, 2010 to December 20, 2010. The Independent Committee collected information on the matters on which the Board of Directors of the Company consulted it, and carefully discussed and reviewed such matters. Upon such review, the

Independent Committee received an explanation from the Company on the contents of the proposal made by Panasonic to the Company, the background leading up to the Share Exchange, the opinion of the Company about the Share Exchange, and the negotiation process of, and the process used to determine, various conditions of the Share Exchange including the share exchange ratio. Furthermore, the Independent Committee exchanged views, among other things, on the fairness of the share exchange ratio and decision-making concerning the Share Exchange, and the consideration for the interests of the shareholders of the Company. In addition, referring to the share exchange ratio calculation reports and the written opinions (fairness opinions) submitted by ABeam M&A Consulting and Mitsubishi UFJ Morgan Stanley to the Board of Directors of the Company, the Independent Committee received an explanation on the calculation of the share exchange ratio from ABeam M&A Consulting and Mitsubishi UFJ Morgan Stanley, respectively, and asked them questions.

Under such process, as a result of the careful discussion and review on the matters in reference to which consultation took place above, the Independent Committee submitted a report to the Board of Directors of the Company on December 20, 2010, stating that (i) it is believed that fairness of the process used to determine the share exchange ratio etc., concerning the Share Exchange has been ensured, and (ii) it is believed that the Share Exchange has given full consideration to the interest of the shareholders of the Company other than Panasonic, Etc. through fair procedures.

(iv)	Approval of Directors and Opinion of Corporate Auditors, Holding No Interest

At the Board of Directors meeting of the Company held on December 21, 2010 (5 directors in attendance out of 8 directors, and 4 auditors in attendance out of 5 auditors (including 3 outside auditors)), a resolution was adopted with the approval of all of the directors in attendance to execute the Share Exchange Agreement. Further, all of the Company’s auditors who attended the above Board of Directors meeting expressed the opinion that they recognize no facts that constitute a violation of the duty of due care and diligence and/or the fiduciary duty of directors in relation to the Company’s execution of the Share Exchange Agreement with Panasonic.

Among the 8 directors of the Company, Mr. Susumu Koike was either an officer or an employee of Panasonic or its related companies until 2010; and Messrs. Junji Esaka and Kenjiro Matsuba were officers or employees of Panasonic or its related companies until 2009. Messrs. Susumu Koike and Junji Esaka are currently corporate advisors of Panasonic. Therefore, in order to ensure the fairness and neutrality of making decisions at the Company, these 3 directors have not participated in any deliberations or resolutions regarding the share exchange ratio and the execution of the Share Exchange Agreement, and they have not participated in any discussions or negotiations with Panasonic on behalf of the Company. Also, among the 5 corporate auditors of the Company, since Mr. Takae Makita was an officer of Panasonic until 2009 and he is currently a corporate advisor of Panasonic, in order to ensure fairness and neutrality of making decisions at the Company, he has not participated in the above-mentioned deliberations.

(4)	Matters concerning Suitability of the Amounts of Stated Capital and Reserves of Panasonic

(i)	The amounts of stated capital and reserves of Panasonic to be increased by the Share Exchange are as follows:

The amount of stated capital to be increased:	0 yen
The amount of capital reserves to be increased:	the amount separately stipulated in accordance with Article 39 of the Ordinance on Accounting of Companies the minimum amount required to be increased pursuant to the provisions of laws and regulations
The amount of legal reserves to be increased:	0 yen

(ii)	The above-mentioned amounts of the stated capital and reserves have been determined by comprehensively taking into account the financial conditions of Panasonic, its implement of the agile capital policies, and other conditions; therefore, the Company considers these amounts suitable.

4. Matters concerning References to Exchange Considerations

(1)	Provisions of the Articles of Incorporation of Panasonic

[Omitted]

(2)	Matters concerning Methods of Realization of Exchange Considerations

Common shares of Panasonic are traded on the Tokyo Stock Exchange, the Osaka Securities Exchange, the Nagoya Stock Exchange and the New York Stock Exchange. In addition, common shares of Panasonic can be traded through security firms, etc. across Japan.

(3)	Matters concerning the Market Price of Exchange Considerations

The average closing price of shares of the exchange considerations in the Tokyo Stock Exchange for 1 month-period until the calculation record date (December 17, 2010) calculated by the market price analysis which was conducted in implementing the Share Exchange is 1,201 yen. Also, with respect to the latest market price of shares of Panasonic, etc., please go to the website of the Tokyo Stock Exchange (http://www.tse.or.jp/), etc.

(4)	Balance Sheets of Panasonic

Since Panasonic has filed annual securities reports, the details of its balance sheets are omitted.

5. Matters concerning Suitability of the Provisions regarding Share Options in the Share Exchange

Not Applicable

6. Matters concerning the Financial Statements, etc.

(1)	Contents of the Financial Statements, etc. with respect to the Most Recent Fiscal Year (ended in March 2010)

[Omitted]

(2)	Details of Disposal of the Material Property, Burden of the Material Debt and Other Events Having a Material Effect on the State of the Company Property that have occurred After the Last Day of the Most Recent Fiscal Year in connection with Panasonic

•

In accordance with the resolution of the meeting of the Board of Directors of Panasonic held on July 29, 2010, Panasonic conducted the tender offer of common shares of the Company and Panasonic Electric Works, respectively. The purchase price of this tender offer is 525.2 billion yen in total.

•

On December 21, 2010, Panasonic executed the share exchange agreement with Panasonic Electric Works in order to make Panasonic a wholly-owning parent company in the share exchange and Panasonic Electric Works a wholly-owned subsidiary in the share exchange. The effective date of the share exchange is April 1, 2011.

(3)	Details of Disposal of the Material Property, Burden of the Material Debt and Other Events Having a Material Effect on the State of the Company Property that Have Occurred After the Last Day of the Most Recent Fiscal Year in connection with the Company

•

On July 30, 2010, in accordance with the resolution of the meeting of the Board of Directors held on May 25, 2010, the Company assigned all shares of SANYO Electrics Logistics Co., Ltd., which was a consolidated subsidiary of the Company, held by the Company to LS Holdings Co., Ltd., a company owned by an investment fund managed by the Longreach Group, by subscribing to the tender offer conducted by LS Holdings Co., Ltd. from May 26, 2010 to July 15, 2010.

•

The Company executed an agreement to assign all shares of SANYO Semiconductor Co., Ltd. (“SANYO Semiconductor”), which was a consolidated subsidiary of the Company, and the loan receivables to SANYO Semiconductor which the Company owns, to Semiconductor Components Industries, L.L.C. (“SCI”), a wholly-owned subsidiary of ON Semiconductor Corporation (“ON Semiconductor”), on July 15, 2010, and based on the agreement (partially amended on November 30, 2010), the assignation was executed on January 1, 2011.

(i)	The Amount of the Assignation

Approximately 42 billion yen. The amount of the assignation is the amount of considerations for: (a) shares of SANYO Semiconductor; (b) loan receivables to SANYO Semiconductor; and (c) intellectual property rights of the semiconductor business ; and (d) the semiconductor sales business, etc., managed by overseas subsidiaries of the Company (SANYO North America Corporation and SANYO Component Europe GmbH). Certain adjustments in the amount of cash and deposits, etc. at the time of the closing are scheduled to be made. The amount of the assignation is approximately 11.6 billion yen (cash) and the loan receivables to SCI (with joint guarantee by ON Semiconductor) which are equivalent to the remaining amount.

(ii)	Others

Incidental to this assignation, the Company and SCI have agreed as follows:

(a)	The Company’s group will provide support to SANYO Semiconductor and its subsidiaries to improve cost efficiencies, up to 25 billion yen, for 2 years from the assignation date.

(b)	SIC will pay to the Company a certain amount based on margin profits of SANYO Semiconductor and its subsidiaries if the performance of SANYO Semiconductor and/or its subsidiaries is improved during the 2 years from the assignation date.

Bill No. 2:	Partial Revisions to the Articles of Incorporation

(1)	Reason for Revisions

If Bill No. 1 “Approval of the Share Exchange Agreement between the Company and Panasonic Corporation” is approved, Panasonic Corporation is to become the sole shareholder of the Company on and after April 1, 2011, the date on which the said Share Exchange comes into force.

In this connection, the record date for the voting rights at the Ordinary General Meeting of Shareholders does not necessarily have to be provided for in the Articles of Incorporation since it was provided for based on the premise that multiple shareholders are existing. Therefore, Article 13 of the current Articles of Incorporation will be deleted and the numbering of Article 14 and all subsequent articles will be adjusted accordingly.

The deletion of the above-mentioned article will become effective as of March 31, 2011, on the condition that: (i) Bill No. 1 “Approval of the Share Exchange Agreement between the Company and Panasonic Corporation” is approved; and (ii) the Share Exchange is not suspended or does not become invalid by the day immediately preceding March 31, 2011.

(2)	Description of Revisions

Description of Revisions is given as follows:

(Revised portions have been underlined.)

Original Provisions	Proposed Revisions
Article 13. Record Date of Ordinary General Meeting of Shareholders The record date for the voting rights at the Ordinary General Meeting of Shareholders shall be March 31 each year.	<Deleted>

Article 14 through Article 42 (The provisions are omitted.)	Article 13 through Article 41 (The provisions therein are unchanged.)

[End of Document]